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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21 )*

Zapata Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
989070602
(CUSIP Number)
MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
c/o WILLIAM SONDERICKER
270 COMMERCE DRIVE
ROCHESTER, NEW YORK 14623
(585)359-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Malcolm I. Glazer Family Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0846220

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,812,112

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,813,112 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Malcom I. Glazer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,073,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,073,112

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,073,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Linda Glazer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		10,079,512*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,079,512*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,079,512

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

51.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

* Linda Glazer disclaims beneficial ownership as to all shares reported except 6,400 shares held individually.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Malcolm I. Glazer G.P., Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	86-0846226

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,813,112

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,813,112 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Malcolm Glazer Revocable Trust U/A dated February 24, 1997 as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		9,813,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,813,112

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,813,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

     This Amendment No. 21 (“Amendment No. 21”) amends and supplements the Schedule 13D and statement attached thereto, as previously amended (“Schedule 13D”), filed on behalf of Malcolm I. Glazer (“Malcolm Glazer”), Linda Glazer (“Linda Glazer”), the Malcolm I. Glazer Family Limited Partnership (the “Glazer LP”), Malcolm I. Glazer G.P., Inc. (the “MIG GP”) and the Malcolm Glazer Revocable Trust U/A/D dated February 24, 1997, as amended (the “MIG Trust” and collectively with Malcolm Glazer, Linda Glazer, the Glazer LP and MIG GP, the “Reporting Persons”) relating to the common stock, par value $.01 per share, of Zapata Corporation (“Zapata”), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 21 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     This statement is being filed by the Reporting Persons. The Glazer LP, a Nevada limited partnership, is beneficial and record owner of the 9,813,112 shares of Zapata common stock. MIG GP, a Nevada corporation, is the general partner of the Glazer LP. On September 8, 2006, Malcolm Glazer’s wife, Linda Glazer, replaced him as President and sole director of MIG GP and as a result may be deemed to beneficially own the Zapata shares held by the Glazer LP. The MIG Trust is the sole owner of the common stock of MIG GP. The MIG Trust is also the sole limited partner of the Glazer LP. The MIG Trust is a revocable trust formed by Malcolm Glazer for his sole benefit which is governed by Florida law. Linda Glazer, Avram Glazer, Joel Glazer, Bryan Glazer, Kevin Glazer, Edward Glazer and Darcie Glazer serve as co-trustees of the MIG Trust. A majority of the co-trustees are required to authorize action on behalf of the MIG Trust
     Information as to the identity and background of the directors and executive officers of MIG GP and the co-trustees of the MIG Trust are set forth in Appendix A attached hereto, which is incorporated herein by reference. All of the individuals indicated in Appendix A are U.S. citizens and each such person disclaims beneficial ownership of the common stock beneficially owned.
     None of the Reporting Persons nor, to the best of their knowledge, the individuals listed in Appendix A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction
     On September 8, 2006, Linda Glazer replaced Malcolm Glazer as the President and sole director of MIG GP in connection with certain estate planning measures. No pecuniary interest in the Zapata common stock held by the Glazer LP or any equity interest in any of the Reporting Persons were transferred or otherwise disposed of as a result of the transactions described herein. No funds or other consideration were paid in connection with these transactions.
     On September 8, 2006, Zapata entered into a Stock Purchase Agreement (the “Purchase Agreement”) with its 58% owned subsidiary, Omega Protein Corporation, a Nevada corporation (“Omega”), pursuant to which (i) Omega agreed to acquire from Zapata 9,268,292 shares (the “Omega Shares”) of the common stock, par value $.01 per share (the “Omega Common Stock”), of Omega held by Zapata at a purchase price of $5.125 per share for an aggregate purchase price of $47,500,000 (the “Purchase Price”) and (ii) Zapata granted to Omega an option (the “Option”) to acquire all of the shares of Omega Common Stock held by Zapata on the date of the exercise of such option (the “Option Shares”) at a purchase price of $4.50 per Option Share (the “Option Purchase Price”). Subject to certain conditions, the Option will be exercisable during the period beginning 270 days after the closing (the “Closing”) of the Purchase Agreement and ending 390 days after the Closing (the “Option Exercise Period”). The Omega Shares and Option Shares, if any, purchased by Omega from Zapata will be retired, restoring them to the status of authorized but unissued shares of Omega Common Stock. Zapata presently owns 14,501,000 shares of Omega Common Stock.
     Consummation of the transactions contemplated by the Purchase Agreement is subject to the satisfaction of customary closing conditions, including but not limited to, expiration of the applicable time period referred to in Regulation 14C after the mailing of an Information Statement to Zapata’s stockholders. The closing of the transactions contemplated by the Purchase Agreement is expected to take place in the fourth quarter of 2006.
     The terms of the Purchase Agreement were approved by Zapata’s Board of Directors and Zapata’s Board of Directors received the opinion of Empire Valuation Consultants, LLC., an independent financial advisor, regarding the fairness, from a financial point of view, to Zapata’s stockholders of the Purchase Price, the Option Purchase Price and the transaction contemplated by the Purchase Agreement, taken as a whole, as well as any subsequent public or private sales of the Omega Shares by Zapata at a price equal to or in excess of $4.50 per share during the period from the initial closing under the Purchase Agreement until the expiration of Omega’s Option. This transaction was approved by the written consent of the Glazer LP, as the holder of a majority of the outstanding shares of Zapata’s common stock. The sale of Zapata’s remaining Omega shares at a price equal to or in excess of $4.50 per share together with the sale by Zapata of its Omega Shares in any “superior transaction” (as defined in the Purchase Agreement) as an alternative to the sale of the Shares as contemplated by the Purchase Agreement, as determined and approved by Zapata’s Board of Directors, was also approved by the written consent of the Glazer LP.

     Other than as set forth above and the capacity as a beneficial owner in Zapata, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) Except as noted below, the Reporting Persons are the beneficial owners of 9,813,112 shares of Zapata common stock, which constitutes approximately 51.2% of Zapata’s outstanding shares of common stock. Malcolm I. Glazer is the beneficial owner of 10,073,112 shares of Zapata common stock, or 51.8% of Zapata’s outstanding shares of common stock, which includes 260,000 shares purchasable presently or within 60 days after the date hereof pursuant to options granted by Zapata to Malcolm Glazer under certain stock option plans. Linda Glazer is the beneficial owner of 10,079,522 shares, which includes the 9,813,112 owned directly by the Glazer LP, the 260,000 shares owned directly by Malcolm Glazer and the 6,400 shares owned directly by her, which in the aggregate would constitute 51.8% of Zapata’s outstanding shares of common stock. Mrs. Glazer disclaims beneficial ownership of all shares reported except 6,400 shares held individually. The percentages given are based upon the 19,182,456 shares of Zapata common stock reported as outstanding on August 1, 2006 by Zapata on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, plus the 260,000 shares purchasable presently or within 60 days after the date hereof pursuant to stock options granted to Mr. Glazer.
     (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover pages of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Agreement dated September 18, 2006 between Malcolm I. Glazer, Linda Glazer, the Malcolm I. Glazer Family Limited Partnership, Malcolm I. Glazer G.P., Inc., and the Malcolm Glazer Revocable Trust U/A/D dated February 24, 1997, as to joint filing of Schedule 13D.

Exhibit 2	Stock Purchase Agreement dated September 8, 2006 between Zapata Corporation and Omega Protein Corporation

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 18, 2006

Malcolm I. Glazer Family Limited Partnership

By:	Malcolm I. Glazer G.P., Inc., as its General Partner

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	President

Malcolm I. Glazer G.P., Inc.

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	President

The Malcolm Glazer Revocable Trust

By:	/s/ Linda Glazer

Name:	Linda Glazer
Title:	Co-Trustee and Authorized Person

/s/ Malcolm I. Glazer

Malcolm I. Glazer by Linda Glazer, as attorney-in-fact

/s/ Linda Glazer

Linda Glazer

APPENDIX A

Name and Residence or Business Address	Principal Occupation or Employment
Malcolm I. Glazer G.P., Inc., a Nevada Corporation 2215-B Renaissance Drive Las Vegas, Nevada 89119	Sole General Partner of The Malcolm I. Glazer Family Limited Partnership

Malcolm Glazer Revocable Trust 777 South Flagler Drive Suite 800, East Building West Palm Beach, Florida 33401	Sole Shareholder of Malcolm I. Glazer G.P., Inc. and Sole Limited Partner of The Malcolm I. Glazer Family Limited Partnership

Linda Glazer 777 South Flagler Drive Suite 800, East Building West Palm Beach, Florida 33401	Co-Trustee of the Malcolm Glazer Revocable Trust and President and Sole Director of Malcolm I. Glazer G.P., Inc.

Avram Glazer 777 South Flagler Drive Suite 800, East Building West Palm Beach, Florida 33401	Chairman of the Board, President, and Chief Executive Officer of Zapata Corporation (“Zapata”); Co-Trustee of the Malcolm Glazer Revocable Trust

Joel Glazer 777 South Flagler Drive Suite 800, East Building West Palm Beach, Florida 33401	Employed by and works on behalf of Malcolm
I. Glazer and a number of entities owned and
controlled by Malcolm I. Glazer, including the
Tampa Bay Buccaneer National Football
League franchise; Co-Trustee of the Malcolm
Glazer Revocable Trust

Bryan Glazer One Buccaneer Place Tampa, Florida 33607	Director of Zapata; employed by and works on
behalf of Malcolm I. Glazer and a number of
entities owned and controlled by Malcolm I.
Glazer, including the Tampa Bay Buccaneer
National Football League franchise; Co-
Trustee of the Malcolm Glazer Revocable
Trust

Kevin Glazer 270 Commerce Drive Rochester, New York 14623	Employed by and works on behalf of Malcolm
I. Glazer and a number of entities owned and
controlled by Malcolm I. Glazer, including
First Allied Corporation; Co-Trustee of the
Malcolm Glazer Revocable Trust

Name and Residence or Business Address	Principal Occupation or Employment
Edward Glazer 9601 Wilshire Boulevard, Suite 744 Beverly Hills, California 90210	Director of Zapata; employed by and works on
behalf of Malcolm I. Glazer and a number of
entities owned and controlled by Malcolm I.
Glazer, including the Tampa Bay Buccaneer
National Football League franchise; Co-
Trustee of the Malcolm Glazer Revocable
Trust

Darcie Glazer 777 South Flagler Drive Suite 800, East Building West Palm Beach, Florida 33401	Director of Zapata; employed by and works on
behalf of Malcolm I. Glazer and a number of
entities owned and controlled by Malcolm I.
Glazer, including the Tampa Bay Buccaneer
National Football League franchise and First
Allied Corporation; Co-Trustee of the Malcolm
Glazer Revocable Trust